Exhibit 99.1

PRESS RELEASE

Cascades inc.	Téléphone : (819) 363-5100
404, boulevard Marie-Victorin	Télécopie : (819) 363-5155
Case postale 30
Kingsey Falls
(Québec) Canada
J0A 1B0

NORMAL COURSE ISSUER BID

Kingsey Falls, March 9, 2004 — Cascades Inc. (“Cascades”) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares.  Purchases pursuant to the normal course issuer bid will not commence prior to March 11, 2004 and will not continue beyond March 10, 2005.  The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 4,086,964 Common Shares which represent approximately 5% of the 81,739,291 issued, and outstanding Common Shares as of March 9, 2004. During the last 12 months, Cascades purchased 50,900 Common Shares at an average cost of $12.86, 86,600 Common Shares at an average cost of $12.65 and 137,500 Common Shares at an average cost of $12.31.

All purchases will be made through the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

For further information :	Source :

Mr. André Belzile Vice-president and Chief Financial Officer Cascades Inc. Telephone: (819) 363-5142 abelzile@cascades.com	Mr. Robert F. Hall Vice-president Legal Affairs and Corporate Secretary Cascades Inc. Telephone: (819) 363-5116 rhall@cascades.com

Mr. Marc Jasmin Director, Investor Relations Cascades Inc. Telephone: (514) 282-2681 marc_jasmin@cascades.com